SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

02 Independent Assurance Report - Limited Assurance 04 Managerial P&L 05 Definition of Managerial P&L Lines 06 Reconciliation Bridge Q4’2025 07 Reconciliation Bridge | FY’2025 08 Methodology and Presentation Note 1 2 ABCD Independent Limited Assurance Report to Nu Holdings Ltd on the Process for Compiling and Presenting Supplementary Consolidated Financial Information Included in the Managerial Profit and Loss (“P&L”) Reconciliation Report We were engaged by Nu Holdings to report on the Company’s process for compiling and presenting the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report and the accompanying Nu Holdings management’s statement thereon as set out on page 04, comprising the following: • the supplementary consolidated financial information included in the Managerial P&L for the three‑month and twelve‑month periods ended 31 December 2025 and 31 December 2024; • the definitions of the Managerial P&L lines; • the Reconciliation Bridge from the IFRS consolidated statement of income to the Managerial P&L; and • the Methodology and Presentation Note, which describes the underlying principles, reclassifications and tax equivalency adjustments applied in compiling and presenting the supplementary consolidated financial information included in the Managerial P&L Our engagement was to express in the form of an independent limited assurance conclusion that, based on our work performed and evidence obtained, nothing has come to our attention that causes us to believe that Nu Holdings management’s statement that the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report for the three‑month and twelve‑month ended 31 December 2025 and 31 December 2024 is properly prepared, in all material respects, based on the criteria described in the Company’s specific internal policy and summarized in the sections “Definition of Managerial P&L Lines”, “Reconciliation Bridge” and “Methodology and Presentation Note” of the Managerial P&L Reconciliation Report, is not fairly stated. Nu Holdings’ Responsibilities The management of Nu Holdings is responsible for preparing the Managerial P&L Reconciliation Report in accordance with the managerial criteria described in the Company’s specific internal policy, and for the information contained therein. The management of Nu Holdings is also responsible for preparing the accompanying statement at page 04. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and presentation of the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report to ensure that such information is free from material misstatement, whether due to fraud or error. Our Responsibilities Our responsibility is to examine the process and the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report prepared by Nu Holdings and to report thereon in the form of an independent limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain a meaningful level of assurance about whether the process and the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report are in accordance with the managerial criteria described in the Company’s specific internal policy, and summarized in the sections “Definition of Managerial P&L Lines”, 3 ABCD “Reconciliation Bridge” and “Methodology and Presentation Note” of the Managerial P&L Reconciliation Report, in all material respects, as the basis for our limited assurance conclusion. The firm applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior. The procedures selected depend on our understanding of the process for compiling and presenting the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report and other engagement circumstances, and our consideration of areas where material misstatements are likely to arise. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Conclusion Our conclusion has been formed on the basis of, and is subject to, the matters outlined in this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that Nu Holdings management’s statement that the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report for the three‑month and twelve‑month periods ended 31 December 2025 and 31 December 2024 is properly prepared, in all material respects, based on the criteria described in the Company’s specific internal policy and summarized in the sections “Definition of Managerial P&L Lines”, “Reconciliation Bridge” and “Methodology and Presentation Note” of the Managerial P&L Reconciliation Report, is not fairly stated. São Paulo, February 25, 2026. KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Rodrigo de Mattos Lia Accountant CRC 1SP252418/O-3 Managerial P&L Managerial P&L | Q4’2025 (In Million of U.S. Dollars) Three-month period ended Twelve-month period ended 12/31/2025 12/31/2024 12/31/2025 12/31/2024 Total Revenue 4,857.3 3,100.7 16,319.6 11,671.1 Credit Income 2,778.0 1,783.6 9,483.0 6,869.2 Float Income 1,408.9 806.4 4,505.3 2,913.2 Fee Income 670.4 510.7 2,331.3 1,888.7 Total Direct Costs (2,896.2) (1,783.7) (9,700.5) (6,645.6) Funding Cost (1,350.0) (761.8) (4,435.5) (2,723.2) Cost of Credit (1,313.2) (849.9) (4,441.9) (3,298.9) Transaction Cost (99.0) (79.9) (353.6) (272.4) Revenue-Based Taxes (134.0) (92.0) (469.5) (351.1) Gross Profit 1,961.1 1,317.0 6,619.1 5,025.5 Operating Expenses (652.6) (469.4) (2,237.1) (2,052.6) Customer Support and Operations (164.0) (155.9) (651.8) (604.6) G&A Expenses (364.9) (299.0) (1,306.6) (1,224.7) Marketing Expenses (94.2) (24.8) (243.6) (195.5) Other Operating Expenses (29.5) 10.3 (35.1) (27.8) Share of Results From Associates (0.4) 0.0 (3.7) 0.0 EBT 1,308.1 847.7 4,378.3 2,972.9 Income Taxes (413.3) (295.0) (1,506.6) (1,000.8) Net Income 894.8 552.6 2,871.7 1,972.1 Management Statement regarding the Managerial P&L Information Management confirms that the supplementary consolidated financial information included in the Managerial P&L Reconciliation Report has been prepared in accordance with the managerial criteria established by the Company and documented in the Managerial P&L Preparation Memorandum. Management further states that, to the best of its knowledge and belief, the information presented is complete, accurate, and free from material misstatement, whether due to fraud or error. 4 Definition of Managerial P&L Lines Managerial P&L Lines Definition Total Revenue Credit Income Gross interest income generated from the Interest Earning Portfolio, including credit card receivables and loans to customers. Float Income Income generated from the management of excess liquidity and other non-credit interest-earning assets, including treasury positions. Fee Income Non-interest income derived from transactional, service, and commission-based activities. Total Direct Costs Funding Cost Interest expense incurred on financial liabilities used to support the Company’s funding structure. Cost of Credit Expected credit loss expense recognized in the period, net of recoveries, including credit-related discount losses. Transaction Cost Costs incurred to process customer transactions and operate payment infrastructure, including card network fees, rewards expenses, and related transaction costs. Revenue-Based Taxes Taxes levied directly on revenues. Operating Expenses Customer Support and Operations Expenses incurred to service customers and operate products and platforms. G&A Expenses Corporate and administrative expenses required to support the organization. Marketing Expenses Personnel, branding, and advertising expenditures related to marketing activities. Other Operating Expenses Operating expenses not directly attributable to customer support, general and administrative, or marketing functions, primarily representing centralized corporate costs. Share of Results From Associates Share of Results From Associates Proportional share of net income from investees accounted for under the equity method, reflecting investments in which the Company has significant influence but not control. Income Tax Income Tax Income tax expense recognized under IFRS, presented in the Managerial P&L framework after tax-equivalency adjustments. 5 Reconciliation Bridge | Q4’2025 From Accounting to Managerial P&L Statement | Q4’2025 (In Million of U.S. Dollars) Accounting P&L Reclassifications & Adjustments Managerial P&L Total Revenue 4,685.9 171.4 4,857.3 Credit Income 2,732.0 46.0 2,778.0 Float Income 1,264.3 144.6 1,408.9 Fee Income 689.5 (19.1) 670.4 Total Direct Costs (2,742.8) (153.4) (2,896.2) Funding Cost (1,376.8) 26.8 (1,350.0) Cost of Credit (1,241.7) (71.6) (1,313.2) Transaction Cost (124.4) 25.4 (99.0) Revenue-Based Taxes 0.0 (134.0) (134.0) Gross Profit 1,943.0 18.0 1,961.1 Operating Expenses (865.0) 212.3 (652.6) Customer Support and Operations (164.0) 0.0 (164.0) G&A Expenses (440.1) 75.2 (364.9) Marketing Expenses (121.0) 26.8 (94.2) Other Operating Expenses (139.8) 110.3 (29.5) Share of Results From Associates (0.4) 0.0 (0.4) EBT 1,077.7 230.4 1,308.1 Income Taxes (182.9) (230.4) (413.3) Net Income 894.8 0.0 894.8 6 Reconciliation Bridge | FY’2025 From Accounting to Managerial P&L Statement | FY’2025 (In Million of U.S. Dollars) Accounting P&L Reclassifications & Adjustments Managerial P&L Total Revenue 15,774.7 544.8 16,319.6 Credit Income 9,382.0 100.9 9,483.0 Float Income 4,052.7 452.6 4,505.3 Fee Income 2,340.1 (8.7) 2,331.3 Total Direct Costs (9,149.7) (550.7) (9,700.5) Funding Cost (4,578.7) 143.2 (4,435.5) Cost of Credit (4,204.9) (237.0) (4,441.9) Transaction Cost (366.2) 12.6 (353.6) Revenue-Based Taxes 0.0 (469.5) (469.5) Gross Profit 6,625.0 (5.9) 6,619.1 Operating Expenses (2,752.9) 515.8 (2,237.1) Customer Support and Operations (651.8) 0.0 (651.8) G&A Expenses (1,420.5) 113.8 (1,306.6) Marketing Expenses (302.8) 59.2 (243.6) Other Operating Expenses (377.9) 342.7 (35.1) Share of Results From Associates (3.7) 0.0 (3.7) EBT 3,868.4 509.9 4,378.3 Income Taxes (996.7) (509.9) (1,506.6) Net Income 2,871.7 0.0 2,871.7 7 8 Methodology and Presentation Note This Managerial P&L Reconciliation Report has been prepared in accordance with the managerial criteria established by the Company, with the objective of facilitating the understanding of the underlying operations and economic drivers of the results of Nu Holdings. IFRS consolidated financial statements remain the sole basis for statutory reporting and constitute the source of truth for all accounting purposes, the managerial P&L line items, which do not represent a full set of financial statements prepared in accordance with IFRS or any other GAAP ("Generally Accepted Accounting Principles”), are derived exclusively from the Company's IFRS consolidated financial statements and are constructed through a defined set of operational reclassifications and tax-equivalency adjustments. These adjustments do not affect the Company's reported net income, cash flows, equity, or regulatory capital metrics prepared in accordance with IFRS. Operational reclassifications are applied to align income, costs, and expenses with the economic activities to which they relate, with the objective of improving comparability, analytical consistency, and transparency of operating performance. These reclassifications represent presentation-only changes within income statement line items. As part of the managerial P&L view, the Company applies a defined set of tax-equivalency adjustments designed to improve comparability of pre-tax performance metrics for managerial analysis across components subject to specific statutory tax treatments. Conceptually, tax-equivalency adjustments normalize statutory tax effects so that the underlying economic contribution of certain products, services, and activities can be compared on a consistent pre-tax basis. These adjustments are net-income neutral and do not alter reported income tax expenses under IFRS or cash taxes paid. The methodologies, definitions, and classification principles underlying the Managerial P&L are applied consistently across periods. This marks the formal introduction of the framework. Any future enhancements to the framework or its presentation will be disclosed transparently and supported by appropriate reconciliation to IFRS results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  February 25, 2026